July 29, 2010

Desarrollos Mineros San Luis, S.A. de C.V.
c/o Goldcorp Inc.
Park Place, Suite 3400
Burrard Street
Vancouver, British Columbia
V6C 2X8

Dear: Sirs/Mesdames:

Re: Asset Purchase Agreement dated July 29, 2010 (the "Agreement") between Desarrollos Mineros San Luis, S.A. de C.V. ("DMSL"), Primero Empresa Minera, S.A. de C.V. (the "Purchaser") and Mala Noche Resources Corp. ("MLA")

This letter, together with the schedules hereto, represents the Purchaser Disclosure Letter referred to in Section 1.1 of the Agreement. The Purchaser hereby discloses the information set out in this Purchaser Disclosure Letter for the purpose of the Agreement. Except where otherwise defined, capitalized terms used herein have the meanings given to such terms in the Agreement.

The purpose of this Purchaser Disclosure Letter is to disclose to the Vendors supporting information, exceptions and inclusions, as applicable, to the specified provision or provisions of Section 3.2 of the Agreement and Section 6.3 of the Agreement (the "**Warranties and Covenants**"). The contents of this Purchaser Disclosure Letter shall be deemed to qualify the Warranties and Covenants accordingly.

The following disclosures are made under this Purchaser Disclosure Letter for the purposes of the Agreement:

Schedule 3.2(d)	Purchaser Consents
Schedule 3.2(e)	Outstanding MLA Equity Securities
Schedule 6.3	Interim Issuances of Equity Securities

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The disclosure of any matter or document herein shall not imply any representation, warranty, covenant or undertaking not expressly given as a Warranty or Covenant in the Agreement, nor shall such disclosure be taken as extending the scope of any such Warranty or Covenant.

Yours truly,

PRIMERO EMPRESA MINERA, S.A. de C.V.

By: *"Eduardo Luna"*
Name: Eduardo Luna
Title: President

By: ____________________
Name:
Title:

MALA NOCHE RESOURCES CORP.

By: *"David Blaiklock"*
Name: David Blaiklock
Title: Chief Financial Officer

By: ____________________
Name:
Title:

SCHEDULE 3.2(d)

PURCHASER CONSENTS

1. Approval of TSX Venture Exchange.

2. Approval of shareholders of MLA for the creation of the San Dimas Vendors as a "control person" of MLA.

3. Approval of Mexican Anti-Trust Commission.

SCHEDULE 3.2(e)

OUTSTANDING MLA EQUITY SECURITIES

1. See preliminary prospectus of MLA dated June 7, 2010 and documents incorporated by reference.

SCHEDULE 6.3

INTERIM ISSUANCES OF EQUITY SECURITIES

1. Issuance of $12,000,000 of units comprised of common shares and share purchase warrants of MLA to Alamos Gold Inc. at a price per unit equal to offering the price of the Subscription Receipts to be issued in connection with the MLA Financing.